UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 27, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

November 26, 2015

VimpelCom and Global Telecom Holding combine Pakistan telecom business with Warid Telecom

Combined Mobilink and Warid Telecom business to serve over 45 million mobile customers and will become the leading high-speed mobile network in Pakistan

VimpelCom Ltd. (“VimpelCom”) and Global Telecom Holding S.A.E. (“GTH”), together with Warid Telecom Pakistan LLC and Bank Alfalah Limited (“Dhabi Group shareholders”), have today reached an agreement to merge their Pakistan telecom businesses. The merger of Pakistan Mobile Communications Limited (“Mobilink”) and Warid Telecom (Private) Limited (“Warid”) will see the combined entity serving 45 million customers. The transaction is the first merger in the mobile telecommunications sector in Pakistan.

Together with continued investments, the new entity will allow Mobilink and Warid to accelerate the availability of high-speed mobile telecommunications and provide consumers and businesses with a best-in-class mobile network, more competitively priced services and wider access to enablement facilities such as mobile financial services.

Commenting on the agreement, Jean-Yves Charlier, Chief Executive Officer of VimpelCom, said: “We are delighted to announce the agreement with the Dhabi Group shareholders today to combine our businesses in Pakistan. With the addition of Warid to our already strong customer base at Mobilink, we will serve more than 45 million customers and offer a best-in-class mobile and high-speed data network – a key factor in the digital enablement of Pakistan’s economy. This transaction follows a number of strategic milestones for the company, including our recent joint venture announcement with WIND and 3 Italia in Italy and the agreement to sell our operations in Zimbabwe. This is yet another important step in our journey to continue delivering on our strategy to transform VimpelCom and improve our competitive position in our operating markets.”

The transaction is expected to create Capex and Opex synergies with a net present value of approximately USD 500 million. The combined revenue of both companies for the 12 months to September 2015 was USD 1.4 billion.

Chairman of Dhabi Group, His Highness Sheikh Nahyan Mubarak Al Nahyan, said “Creating the largest operator in Pakistan is a significant milestone for Mobilink and Warid but also for Pakistan as a whole. Warid’s partnership with Mobilink will create value for all stakeholders and pave the way for exceptional and cost-efficient telecommunication services for customers. Both parties bring their unique strengths to this merger. Warid, with its strong post-paid base and high quality 4G/LTE network will complement Mobilink’s position in the market. We are very pleased to continue to contribute to the strengthening of the competitive landscape for the broader telecom sector and the overall economy of Pakistan. The transaction reaffirms my own and my fellow investors’ long-standing and continuing commitment to Pakistan.”

VimpelCom and the Dhabi Group shareholders have agreed a clear corporate governance structure. The board will consist of seven directors, of whom six will be nominated by VimpelCom and GTH and one nominated by the Dhabi Group shareholders. Upon successful completion of the transaction, Mobilink’s CEO Jeffrey Hedberg will become the CEO of the combined business and Mobilink’s CFO Andrew Kemp will become the CFO of the combined function.

Additional details of the Transaction

•	As part of the Transaction, Mobilink will first acquire 100% of Warid’s shares in consideration for the Dhabi Group shareholders acquiring approximately 15% of the shares of Mobilink (the “Transaction”). Following completion of the Transaction, the parties intend to merge Warid into Mobilink in due course (the “Merger”).

•	The Transaction is expected to close within six months from today, subject to obtaining approvals from the relevant authorities in Pakistan and the satisfaction of customary closing conditions. The Merger is expected to close within 6 months from closing of the Transaction, subject to the satisfaction of customary closing conditions. After a four year lock-in period following the date of closing of the Acquisition Transaction, the Dhabi Group shareholders will have the option to put their shares of the merged company to VimpelCom/GTH, and VimpelCom/GTH will have the option to call the shares of the merged company held by the Dhabi Group shareholders, each at fair market value.

For further information please refer to the investor presentation on www.vimpelcom.com which will be loaded at 13:30 CET today. VimpelCom and GTH will host an analyst and investor conference call at 14:00 CET today.

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2015 VimpelCom had 217 million mobile customers and 5.8 million fixed-line broadband customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP).

For more information, follow us on Twitter @VimpelCom or visit our blog @ blog.vimpelcom.com or website @ http://www.vimpelcom.com

About Global Telecom Holding

GTH, which is 51.9% owned by VimpelCom Ltd., is a leading international telecommunications company operating mobile networks in high growth markets in Africa and Asia, having a total population under license of approximately 408 million as of September 30, 2015. GTH operates mobile networks in Algeria (“Djezzy”), Pakistan (“Mobilink”), and Bangladesh (“Banglalink”). GTH reached more than 84 million customers as of September 30, 2015. GTH is traded on the Egyptian Exchange under the symbol (GTHE.EY), and on the London Stock Exchange, its GDRs are traded under the symbol (GLTD:LI). For more information visit: http://www.gtelecom.com

About Dhabi Group

Dhabi Group / Dhabi Holdings manages the investments of His Highness Sheikh Nahyan Mubarak Al Nahyan and his affiliates, which span various sectors and geographies, particularly: Telecommunication (Warid & Wateen, Pakistan), Banking & Financial Services (Bank Alfalah, Pakistan), Real Estate, Energy (Oil & Gas / Geothermal), Healthcare and Construction in South Asia (Pakistan), Eastern Africa (Uganda), GCC (mainly UAE) and the Caucasus/Black-Sea Region (Georgia, Turkey).

Disclaimer

This release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and include statements regarding the expected timing of completion of the transaction, the expected final ownership stake that the Dhabi Group shareholders would acquire at completion; the expected benefits of the transaction, including network improvements and synergies. Any statement in this release that expresses or implies VimpelCom’s, GTH’s or Dhabi Group’s shareholder intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that: the conditions to completion will not be satisfied or waived or that the requisite regulatory approvals will not be obtained or will be obtained on terms not acceptable to the parties and the transaction; the expected benefits of the transaction may not materialize as expected or at all, due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the synergies anticipated; the businesses of either or both of Mobilink or Warid may not perform as expected prior to or following completion of the transaction due to uncertainty or other market factors; and other risks and uncertainties beyond the parties’ control may materialize. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2014, and other public filings made by the VimpelCom with the U.S. Securities and Exchange Commission,. The forward-looking statements contained in this release are made as of the date hereof, and VimpelCom, GTH and Dhabi Group shareholders each expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this release.

Contact information

Investor Relations	Media and Public Relations

VimpelCom Ltd. Kseniia Gangrskaiar ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	VimpelCom Ltd. Neil Moorhouse pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

Strengthening our leadership position in Pakistan A&I conference call November 26, 2015 Jean-Yves Charlier – VimpelCom CEO Andrew Davies – VimpelCom CFO Vincenzo Nesci – GTH CEO Gerbrand Nijman – GTH CFO

Disclaimer This presentation contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and include statements regarding among other things, the expected timing of completion of the transaction, the expected final ownership stake that the Dhabi Group shareholders would acquire at completion; the expected benefits of the transaction, including synergies and network improvements; the expected level of network improvements and investments (including in 4G/LTE), and the expected timing of dividends. Any statement in this presentation that expresses or implies VimpelCom’s or GTH’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that: the conditions to completion will not be satisfied or waived or that the requisite regulatory approvals will not be obtained or will be obtained on terms not acceptable to the parties to the transaction; the expected benefits of the transaction may not materialize as expected or at all, due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the synergies anticipated; the businesses of either or both of Mobilink or Warid may not perform as expected prior to or following completion of the transaction due to uncertainty or other market factors; and other risks and uncertainties beyond the parties’ control may materialize. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2014, and other public filings made by the VimpelCom with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this presentation are made as of the date hereof, and VimpelCom and GTH expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this presentation.

In-market consolidation in Pakistan –executing on strategy

Mobilink and Warid to merge, strengthening leadership position in Pakistan

Strengthening leadership position in Pakistan

- Largest combined footprint and customer base of 45 million
- Largest network, with best quality and leading in high-speed data with almost 5,000 3G and 4G/LTE sites
- Delivering innovative, best-in-class mobile financial services to consumer, SME and corporate customers
- A superior customer experience through best-in-class service quality and focus on digital innovation

Investment and innovation

- Enlarged and improved mobile network with over 80% population coverage (2G)
- Accelerated roll-out of 3G and 4G/LTE services
- Digital & MFS leader: Providing Warid customers with Mobilink MFS products

Mobilink

warid

Clear corporate governance

- VIP/GTH, through PMCL Mobilink, acquires 100% of the shares of Warid Telecom in exchange for the Dhabi Group shareholders receiving approximately 15% of the shares of PMCL Mobilink
- Substantive shareholder agreement to govern relationship between parties
- MergeCo management team led by Jeffrey Hedberg (CEO of Mobilink) and Andrew Kemp (CFO of Mobilink)
- Board consisting of 7 directors (6 nominated by VIP/GTH, 1 by the Dhabi Group shareholders)
- 4-year lock-in period, after which VIP/GTH has a right to acquire 100%

Value creation

- USD 115 million annual run-rate cost synergies, 90% expected by third year post-closing; in excess of USD 500 million NPV cost synergies expected, net of integration costs
- Distributions projected within the first two years post-closing
- Leverage: Mobilink 1.8x Net debt/EBITDA at signing
- Pro forma revenue and EBITDA margin of USD 1.4 billion and above 40% respectively

© VimpelCom Ltd. 2015

4

Global Telecom Holding

VimpelCom

Transaction rationale A leading operator in Pakistan telecom market

A leading operator in the Pakistan telecoms market Notes: 1 As of September 2015 2 after decommissioning

Superior customer experience Best coverage of over 80% population by 2G High quality of customer services Simple and transparent pricing Enhanced service delivery through digital platform To become #1 in NPS ranking, leveraging from the current solid position: Mobilink #2 Warid #1

New revenue opportunities

Owning and winning in the **High Value** and the **B2B segments**:

- Leading position in high-value and postpaid customers
- Serve corporates with full enterprise solution and M2M



mobicash

Digital & MFS leader:

- Mobilink the fastest growing MFS player in the market
  - Mobilink MFS revenue 2.7% of total
  - 2.5 million Mobilink MFS customers
- Providing Warid customers with access to our full range of MFS services including Mobicash
- Expanded MFS portfolio including:
  - Money transfer
  - Bill and loan payments
  - Mobicash ATM Card
  - Corporate solutions, etc.

© VimpelCom Ltd. 2015

Global Telecom Holding VimpelCom

8

Best-in-class mobile network Our plan is to enhance network capacity and quality of service Targeted network investments in quality and coverage Network consolidation through migration of customers and integration of network elements Decommissioning of overlapping sites within two years of closing Accelerated expansion of 4G/LTE services

Identified cost synergies - total run-rate of USD 115 mln1 Market facing Integrated customer service & customer operations Efficient channel and distribution model Site decommissioning Network & IT Common IT platforms SG&A Scale impact Optimized organizational structure More than USD 500 million NPV from synergies1, 90% expected by third year post-closing EPS accretive from the third year post-closing2 1 After tax, NPV from synergies after integration costs 2 Assumes legal merger completed

Enhanced profitability and cash generation Notes: 1 Including run-rate Opex synergies only 2 Defined as EBITDA – Capex (excl. licenses) 3 Including run-rate Opex and Capex synergies

Key transaction terms

Key terms	• VIP/GTH, though PMCL Mobilink, acquires 100% of the shares of Warid Telecom in exchange for the Dhabi Group shareholders receiving approximately 15% of the shares of PMCL Mobilink • No cash contributions expected from VimpelCom/GTH or the Dhabi Group shareholders • Conditional on fulfilment of various conditions; no break up fees • VimpelCom/GTH will consolidate MergeCo • Distribution policy will be at the discretion of VimpelCom/GTH; distributions expected within the first two years post-closing • If the MergeCo's tower assets are sold within four years post closing, the Dhabi Group shareholders will get an additional stake based on a pre-agreed formula
Governance	• The Board of MergeCo will be composed of 7 directors of which 6 will be nominated by VimpelCom/GTH; resolutions of the Board shall in general be decided by majority, except for certain limited reserved matters • MergeCo is managed by: ▸ Jeffrey Hedberg – Mobilink CEO ▸ Andrew Kemp – Mobilink CFO
Termination and Exit	• 4-year lock-in period, after which VimpelCom/GTH secured possibility to acquire 100%: ▸ The Dhabi Group shareholders can put shares of MergeCo to VimpelCom/GTH at fair market value ▸ VimpelCom/GTH can call shares of MergeCo at fair market value
Key dates and approvals	• Expected closing of the share acquisition within next 6 months, subject to receiving required approvals • The transaction is subject to approvals of Competition Commission of Pakistan, the Pakistan Telecommunication Authority, the State Bank of Pakistan and the Securities and Exchange Commission of Pakistan

© VimpelCom Ltd. 2015

12

Transaction structure Step 1 – share acquisition Step 2 – legal merger

Summary Pakistan transaction: yet another step in strategy execution

Q&A

VimpelCom/GTH accounting implications Upon closing of the share acquisition The acquisition of Warid will be accounted for as a business combination under IFRS The fair value of Warid’s assets and liabilities will be taken over into the VimpelCom/GTH consolidated balance sheet as of the date of closing The difference between the fair valued net asset of Warid taken up in the VimpelCom/GTH consolidated balance sheet and the fair value of consideration paid for Warid (including contingent consideration) will result in goodwill Goodwill is not amortized but an annual impairment test is performed Contingent consideration (i.e. tower earn-out) will be recorded as a liability at fair value on the closing date with any subsequent value changes recorded directly in the consolidated income statement The put option granted to the seller will be accounted for as a liability on the VimpelCom/GTH consolidated balance sheet at the net present value of the future expected cash outflow to buy out the minority shares in Mobilink